1,

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number: 001-36614

Alibaba Group Holding Limited

(Registrant’s name)

26/F Tower One, Times Square

1 Matheson Street

Causeway Bay

Hong Kong S.A.R.

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXHIBITS

Exhibit 99.1 – Press Release – Alibaba Group Announced Proposed Placing of New Shares in Hong Kong

Exhibit 99.2 – Announcement with The Stock Exchange of Hong Kong Limited – Proposed Placing of New Shares Under General Mandate

Exhibit 99.3 – Press Release – Alibaba Group Announced Pricing of HK$80 Billion Placing of New Shares in Hong Kong

Exhibit 99.4 – Announcement with The Stock Exchange of Hong Kong Limited – Pricing of HK$80 Billion Placing of New Shares Under General Mandate

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIBABA GROUP HOLDING LIMITED

Date: August 24, 2026	By:	/s/ Kevin Jinwei ZHANG
	Name:	Kevin Jinwei ZHANG
	Title:	Company Secretary